Exhibit 4
SUN   LIFE   FINANCIAL
Code of Business Conduct

Acting Ethically

Table of contents

Mission, Vision and Values	2

Application of the Code of Business Conduct	3
Does the Code apply to me?	3
Annual Code Acknowledgement	3
How do I apply the Code in my business dealings?	4
Managers	4

Other obligations	5
Other codes/policies	5

Complying with the law	6

Fraudulent activities	7

Anti-money laundering/Anti-terrorist financing	8

Fairness in the workplace	9

Avoiding conflicts of interest	10
Trading in securities	11
Gifts, favours, benefits or entertainment	12
Engaging in outside activities or employment	13
Service on boards	14
Engaging in political or charitable activity	15
Personal relationships	16

Dealing with information and assets	17
Keeping information confidential	17
Using technology appropriately	18-19
Using and safeguarding Company assets	20
Expenses	20
Personal communications	20
Maintaining books and records	21
Maintaining privacy	22

Dealing with other people and organizations	23
Acting fairly and professionally	23
Competing fairly	23
Communicating with others	24
General	24
Continuous disclosure	24
Media communications	24
Publications and presentations	24
Regulatory and other investigations	25
Audits	25

Contravention of the Code	26
What to do if you have contravened the Code.	26
What to do if you know or suspect that someone else has contravened the Code	26

Questions/Policies	27-28

Mission, Vision and Values

Mission
To help customers achieve lifetime financial security
Vision
To be an international leader in protection and wealth management
Values
Integrity
We are committed to the highest standards of business ethics and good governance.
Engagement
We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.
Customer Focus
We provide sound financial solutions for our customers and always work with their interests in mind.
Excellence
We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.
Value
We deliver value to the customers and shareholders we serve and to the communities in which we operate.

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Application of the Code of Business Conduct

Does the Code apply to me?
The Sun Life Financial Code of Business Conduct sets out minimum standards of business conduct that apply to all employees (full time, part time, temporary or contract, if on payroll), officers and directors of Sun Life Financial Inc., its subsidiaries and joint venture companies, other than those Sun Life Financial subsidiaries or joint venture companies that have adopted a code of business conduct that is consistent with the spirit of this Code. Compliance with the Code is mandatory and is a condition of your employment.
It is your responsibility to read, understand and comply with the Code and any supplementary codes of business conduct that may apply to you, to ask for guidance when necessary, and to report violations.
Annual Code Acknowledgement
Each year, you will be asked to reaffirm your commitment to comply with the Code, and to provide assurance that you have complied with it over the last year, by completing the Annual Code Acknowledgement. You will also be asked to report any breaches of the Code of which you are aware (even if you previously reported them to management). You must comply with the Code whether or not you have completed the Annual Code Acknowledgement. You will be provided with training to refresh your understanding of the Code.
You must read, understand and
comply with the Code.

Q.	I have been hired by Sun Life Financial as a temporary employee. Am I required to complete the Annual Code Acknowledgment?
A.	Yes. All employees, including temporary employees and contract employees, on Sun Life Financial’s payroll system are required to complete the Annual Code Acknowledgement. This process confirms that you have complied with the Code while you have been employed by Sun Life Financial and reaffirms your commitment to do so for the remainder of your contract.
Q.	Where can I find a copy of the Annual Code
Acknowledgement form and how do I complete it?

A.	You will receive the Annual Code Acknowledgement form in early December, and it must be completed by early January. Most employees will complete the form online but if you do not have computer access, a hard copy will be provided. Employees on leave will be asked to complete the Annual Code Acknowledgement when they return to work. Every employee must complete the Annual Code Acknowledgement.

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How do I apply the Code in my business dealings?
If you encounter a situation for which the Code does not provide specific guidance, ask yourself the following questions:
•	Is this fair and ethical?
•	Is this legal?
•	Am I confident that Sun Life Financial would not be embarrassed if this situation became public knowledge?
•	Would I approve of this situation if I were a fellow employee, a customer or a shareholder?
You should be able to answer “Yes” in each case. Use your best judgment and common sense, keeping in mind that you are required to comply with both the content and spirit of the Code.
Apply the Code to situations
you encounter at work.
Managers
If you are a manager you should:
•	Act ethically and foster a work environment that reflects the content and the spirit of the Code;
•	Train employees to act ethically in all dealings;
•	Understand the Code and champion it with your team members;
•	Answer employee questions about the Code or direct them to where they can find the information they need;
•	Take steps to prevent breaches of the Code and to report and respond to any violations;
•	Support and protect those who report breaches; and
•	Report any breaches or potential breaches of the Code to your local compliance officer.
Managers, by virtue of their
positions of authority, must act
as ethical role models for others.

Q.	Where can I obtain more information about the Code and how to apply it?

A.	If you are unsure how to apply the Code in any situation:
1.	Discuss the matter with your manager or a representative in Compliance, Human Resources, Law or Public and Corporate Affairs identified in the Contact Lists.

2.	Review additional information about the Sun Life Financial Code of Business Conduct site on The Source (if you have access to the Company intranet).

3.	E-mail: SLF_Code_of_Business_Conduct@sunlife.com.
Q.	My manager asked me to do something that I think may violate the Code. I’m not comfortable talking to him about it. How should I go about reporting this?

A.	Contact your local compliance officer who can discuss the Code with you and address your concerns about the possible breach. If this does not resolve the situation contact the person in the Law Department primarily responsible for advising your business unit or function, or make a report using the Employee Ethics Hotline.

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Other obligations

As a result of your specific position within Sun Life Financial or your professional background, you may be required to comply with other obligations, such as:
•	Supplementary codes of business conduct or guidelines relating to specific activities, companies or business units within Sun Life Financial;
•	Rules of conduct governing members of your professional group or association; and
•	Sun Life Financial policies governing specific situations you may encounter in your work.
Other codes/policies
At the end of the Code is a listing of supplementary codes and policies that pertain to the various sections of the Code. This list is subject to change from time to time.
If you have any questions about
whether a supplementary code of
business conduct or policy applies
to you, please talk to your manager.

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Complying with the law

At a minimum, behaving ethically requires you to take all reasonable steps to understand and comply with all laws, rules and regulations applicable to your job. It also requires you to work to the spirit of the law.
You should always comply with the most restrictive policy or law in situations where a supplemental policy and/or law appears to conflict with the Code. Please advise your manager, local compliance officer, or the person in the Law Department primarily responsible for advising your business unit or function of the conflict.
Acting ethically requires you to
comply with the laws, rules, and
regulations applicable to your job
and to work to the spirit of the law.

Q.	I work in an area of Sun Life Financial where many different laws apply to the work I do. How can I be sure that I won’t violate some technical aspect of one of these laws?
A.	Use your common sense and always ask questions when you are unsure. You need to make every effort to understand and follow the laws governing your job. The person in the Law Department primarily responsible for advising your business unit or function will be familiar with the laws applicable to your work. Do not hesitate to contact him or her or your manager if you need clarification.

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Fraudulent activities

You may not participate in any type of dishonest or fraudulent scheme or conduct that directly or indirectly may impact Sun Life Financial.
Sun Life Financial has internal controls for reporting and investigating fraud (or suspected fraud) committed by employees and by outsiders against Sun Life Financial, its employees, customers or agents.
You must report any suspected fraudulent acts or omissions immediately to the Fraud Reporting Officer in your Business Group. Ask your manager or refer to the Contact Lists on The Source for the name of the Fraud Reporting Officer in your area.
Report any suspected fraud
immediately.
A fraudulent act is any dishonest act intended to deprive or mislead for personal or corporate gain. Examples of fraudulent acts and omissions include, but are not limited to:
•	Forging or altering any document including a cheque, bank draft, or other financial instrument, or account belonging to Sun Life Financial or its customers;
•	Improperly handling or reporting money or financial transactions;
•	Deliberately misleading customers with the intention of depriving them of money or other assets;
•	Intentionally misrepresenting financial accounts or reports, or failing to disclose such misrepresentations;
•	Identity theft-deliberately misusing (directly or indirectly) a customers or employee’s personal information for any purpose including depriving him or her of money or other assets; and
•	Any fraud, material or not, that involves management or other employees who have significant roles in Sun Life Financial’s internal controls.

Q.	I am concerned that my colleague may be committing fraud against Sun Life Financial, but I am not really sure. What should I do?
A.	Call your local Fraud Reporting Officer as required by the Sun Life Financial Fraud Reporting and Investigation Policy to report your concern. All information will be handled discreetly during the investigation to the extent permitted by policy or law. If we can find no independent corroboration of your concern, no action will be taken against your colleague. No action will be taken against you for your report. Even if your colleague suspects that you have reported him or her, Sun Life Financial strictly prohibits any form of retaliation against you for reporting your concern in good faith.

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Anti-money laundering/Anti-terrorist financing

Sun Life Financial is committed to complying with laws designed to deter and detect money laundering and terrorist financing. Money laundering is the act of turning “dirty money” into “clean money” through a series of financial transactions so that the criminal origin of the funds becomes difficult to trace. Terrorist financing focuses on the destination and use of funds that may come from legitimate or criminal sources. Under no circumstances should you participate in any money laundering or terrorist financing activity.
You must actively protect
Sun Life Financial’s products and
services from being used for money
laundering or for financing terrorist
or other criminal activity.
Detecting money laundering and terrorist financing activity requires us to properly identify and authenticate our customers. You should report any suspicious customer deposits, withdrawals or other activity to your manager and your Money Laundering Reporting Officer (MLRO). Failure to do so may expose Sun Life Financial to the risk of legal sanctions, financial penalties and lasting damage to our reputation. Ask your manager or refer to the Contact Lists for the name of the MLRO in your area.
Each Sun Life Financial business entity has developed procedures and controls in compliance with the Sun Life Financial enterprise-wide Anti-Money Laundering and Suppression of Terrorism policies as well as local laws, regulations and guidelines in the countries in which it operates. Speak to your manager or your MLRO to ensure you understand your obligations.

Q.	What are some signs of money laundering?

A.	Pay close attention to customer transaction requests or behaviour that seems out of the ordinary, such as:
•	admissions or statements about involvement in criminal activities;

•	reluctance to have information sent to a home address;

•	repeatedly using an address but frequently changing the name attached to it;

•	keen interest in internal systems, controls and policies;

•	providing inconsistent information about a transaction;

•	greater interest in liquidity than other features of a product;
•	giving an incorrect telephone number or disconnecting their telephone service just after a transaction;

•	the use of aliases and a variety of similar but different addresses;

•	reluctance to present proper ID for identity verification;

•	refusing to disclose beneficial owners; and

•	offers of money for providing services that appear unusual or suspicious.
Consult the Anti-Money Laundering Policy and Suppression of Terrorism Policy for more information.

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Fairness in the workplace

Sun Life Financial is committed to fairness in the workplace. We recognize that a diverse workforce allows us to serve our customers most effectively, and will not tolerate unlawful discrimination, harassment or violence in the workplace.
Specifically, you may not unlawfully discriminate against co-workers, customers or anyone else you encounter in the course of your work on the basis of their race, colour, religion, sex, sexual orientation, national origin, citizenship, creed, age, marital status, family status, disability, or other grounds included in human rights legislation. You must not engage in threatening, intimidating or violent acts against co-workers, customers or anyone else you encounter in your work. Sexual or other harassment, or offensive behaviour such as verbal abuse, or unnecessary physical contact, are also prohibited.
You must treat your co-workers,
customers and others with respect
and dignity.

Q.	I’m looking to fill a senior position on my team from a pool of qualified candidates. May I offer the job to a man instead of a woman if l believe the woman is likely to start a family soon?

A.	No, this would be a violation of Sun Life Financial’s policy. All employment-related decisions must be based on job-related criteria, skills, and performance. Contact your local Human Resources Department for more information, or check local human resources policies.

Q.	My teammates sometimes tease me about my national origin. I don’t think they mean any harm by it. Should I report them?

A.	Yes. This behaviour violates the Code. You can advise the employees that their comments are not acceptable if you feel comfortable doing so. You should also promptly report this to your manager, to your local Human Resources Department or to the Law Department. A report can also be made using the Sun Life Financial Employee Ethics Hotline.
Q.	I witnessed my teammate being threatened by another Sun Life Financial employee. They were scared and did not want to report the incident. Do I need to report this?

A.	Yes. Report the situation to your manager. If you are uncomfortable doing this, call your local Human Resources Department or submit a report to the Employee Ethics Hotline. Sun Life Financial investigates all reported acts of threats or violence.

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Avoiding conflicts of interest

Many situations could give rise to a potential conflict of interest, or to the appearance of a conflict. Any action you take on behalf of Sun Life Financial must not be influenced by the possibility of gain for yourself or for anyone personally associated with you. It is also important to avoid any appearance of a conflict.
This section of the Code sets out some of the more common conflicts, but it is not exhaustive. If you have questions, speak to your manager or local compliance officer.
You must avoid any conflict or
appearance of conflict between
your personal interests and those
of Sun Life Financial.

Q.	May I hire my brother to do some contract work for Sun Life Financial if his rates are the best rates available?

A.	No. Sun Life Financial generally prohibits business dealings with employees’ family members. Regardless of your brother’s rates, Sun Life Financial will not hire him to perform services under a contract if he will be working under your supervision or if you have any influence over the decision to employ him.
Q.	My husband has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

A.	Yes. One of your husband’s competitors or a fellow Sun Life Financial employee could claim that your husband is getting Sun Life Financial’s business because you are a Sun Life Financial employee. You should ensure that you are independent, and are seen to be independent, from any business organization that has a contractual relationship to provide goods or services to Sun Life Financial. You should notify your manager and make sure you are not involved in any decisions regarding your husband’s company.

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Trading in securities

When you invest your own money in the market you must ensure that the decisions you make are not based on non-public information you have learned as a result of your employment or relationship with Sun Life Financial. You may not trade in Sun Life Financial securities, or in any securities of another company, no matter how small or large the trade, if this decision is based on material information that is not generally available to the public. You also may not pass this information on to others.
“Material information” is any undisclosed information that a reasonable investor would consider important in deciding whether to buy, hold or sell the securities of Sun Life Financial. There are also certain types of information that may become material over time (e.g., a proposed business transaction). You should speak to the person in the Law Department responsible for advising your business unit or function if you have any questions.
You may be subject to additional requirements depending on your specific employment at Sun Life Financial. These may include pre-clearing your personal investments, trading public company securities only during specified periods and filing insider-trading reports.
You must not buy or sell securities
of Sun Life Financial or another
publicly traded company if you
possess “material” non-public
information. In many countries,
trading or tipping someone else who
trades based on this information
also violates securities laws.

Q.	I overheard in the elevator that Sun Life Financial is planning to acquire XYZ, a large public company. May I trade in the securities of the other company?
A.	No, and you also must not trade in the securities of Sun Life Financial. The prohibition on trading is not affected by the manner in which you obtained details. Please refer to the Insider Trading Policy for information.
Q.	I am part of a team that supports the release of our quarterly financial results. In the days leading up to the release of the results, I see draft documents discussing the results before they are approved for release. Is it okay for me to discuss this information in general with people outside of Sun Life Financial if I don’t refer to specific financial numbers?
A.	No. This information is not yet public and should be treated as confidential proprietary Sun Life Financial information. In addition, if you disclose any material information you may be breaking securities laws.

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Gifts, favours, benefits or entertainment

It is possible that you may be offered, or may provide, gifts, favours, benefits or entertainment in the course of your work.
You should not accept gifts, favours, benefits or entertainment that could in any way influence, or appear to influence, your ability to make objective business decisions. You should not offer gifts, favours, benefits or entertainment that might be perceived as inappropriately influencing another company’s business dealings with Sun Life Financial. Consider the following criteria when accepting or offering gifts, favours, benefits or entertainment:
•	the value involved is nominal (check for local policies or speak to your manager for guidance on what constitutes nominal in your Business Group as this can vary);
•	it occurs infrequently;
•	the exchange creates no sense of obligation on either party; and
•	it would not embarrass Sun Life Financial or the recipient, if publicly disclosed.
Talk to your manager if you are
unsure about accepting or giving gifts,
favours, benefits or entertainment.
These considerations apply equally if gifts, favours, benefits or entertainment are provided to immediate family members of employees, where the motive could be perceived as attempting to influence the employee.
Depending on your job you may also have an obligation to report gifts, favours, benefits and entertainment over prescribed thresholds. For certain types of gifts, favours, benefits and entertainment there may also be a pre-approval requirement.
You may not give gifts, favours, benefits or entertainment of any value to government officials without specific approval from the senior compliance officer in your Business Group.
Conduct that directly or indirectly involves receiving or providing a bribe, payoff or kickback is prohibited.
Unless specifically provided under the terms of your employment or engagement you may not receive a commission or other compensation related to the sale of any product or service of Sun Life Financial.

Q.	I work in strategic sourcing at Sun Life Financial. I recently received a call from a potential supplier offering me the use of his luxury condominium. He indicated that it would not be in use at the time and that it would be a shame to have it empty. Should I accept the invitation?
A.	No. The supplier’s offer is too generous. You should decline the offer because it may influence your decision as to whether to grant an order to the supplier or, at the very least, it could appear to influence your decision.
Q.	I’m a communications consultant in a business unit and I’ve been hiring outside graphic design firms to assist me with projects. These firms usually send me a bottle of wine when a big project wraps up. I believe it’s a fairly common practice. Am I allowed to accept it?
A.	Yes. The gift is provided infrequently and the value is nominal. If however there were several gifts from the same firm you would need to consider if a conflict of interest exists. Speak to your manager if you have any questions.

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Engaging in outside activities or employment

We encourage you to participate in your community by being involved with outside organizations. There is also nothing wrong with having another job if this is not prohibited in your employment arrangements with Sun Life Financial and does not create, or appear to create, a conflict of interest. However, your activity or other job should not interfere with your responsibilities with Sun Life Financial or your commitment and attention to those responsibilities.
You may not engage in any work of any type for any organization that competes with or has a business relationship with Sun Life Financial, without your manager’s approval. This includes serving as a director, trustee, partner, employee, consultant or agent.
You should not be identified with Sun Life Financial in the course of outside activities, unless this has been specifically authorized in advance by Sun Life Financial. Consult your local Human Resources Department or the person in the Law Department primarily responsible for advising your business unit or function, who will arrange to seek the appropriate approval.
You must not serve another
organization if there is or appears
to be a conflict of interest with
Sun Life Financial or if the demands
interfere with your responsibilities
at Sun Life Financial.

Q.	May I work for another company if the hours don’t conflict with when I’m required to work at Sun Life Financial?
A.	That depends. You may not take on another job that creates a conflict of interest with your position at Sun Life Financial. A second job must be kept completely separate from your position at Sun Life Financial and must not interfere with your responsibilities and performance as a Sun Life Financial employee.
Q.	May I accept an appointment to the board of directors of a company that occasionally supplies services to Sun Life Financial business units?
A.	You must consult the person in the Law Department primarily responsible for advising your business unit or function to determine whether a conflict of interest exists. If you do join the other company’s board, you are obligated to protect Sun Life Financial’s confidential information and must not vote on any board issues related to doing business with Sun Life Financial.

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Service on boards

You should consult with the Law Department before you join the board of directors of another company. Consultation is not required for positions with charities, non-profit organizations, condominiums or family businesses.
Before you accept an appointment to the board or a committee of any organization whose interests may conflict with Sun Life Financial’s interests, or to the board of any publicly traded company, you must receive written approval from the General Counsel in your Business Group.
Serving as a director for other
companies, government agencies,
and organizations may create a
conflict of interest.
You do not need Sun Life Financial’s approval to serve on boards of charitable organizations, condominiums or non-profit organizations, or in family businesses that have no relation to Sun Life Financial or its businesses, unless there is an actual or possible conflict of interest. If you hold a position with a charitable or non-profit organization and you speak publicly for it, you should ensure that you are seen as speaking on behalf of the organization or as an individual, and not on behalf of Sun Life Financial.

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Engaging in political or charitable activity
Sun Life Financial’s funds, goods or services must not be used as contributions to, or for the benefit of, political parties or their candidates, except as specifically authorized in advance and where legally permitted. Please direct this type of request to Public and Corporate Affairs, which will arrange to seek appropriate approval. Sun Life Financial’s facilities may not be used by political candidates, or by their campaigns.
Sun Life Financial has a process for dealing with charitable and philanthropic spending. Please direct these requests to those responsible for overseeing charitable donations in your jurisdiction or to Public and Corporate Affairs.
You need to consult with Public
and Corporate Affairs before using
Sun Life Financial assets for
political or charitable purposes.

Q.	A friend of mine is running for office. May I take time off to assist her political campaign?

A.	Yes, as long as arrangements are made to meet business needs in your absence. You may use vacation time or unpaid absence days to support political activities. Assisting in a political campaign does not qualify as a paid absence. For more information speak with your manager or your local Human Resources Department.
Q.	I volunteer for a local charity. May I use my Sun Life Financial computer to send out a monthly e-newsletter to supporters of the charity?
A.	It’s great that you are getting involved in community activities but you need to consult with Public and Corporate Affairs before using Sun Life Financial assets for political or charitable purposes.

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Personal relationships
Sun Life Financial’s policy is to employ the most qualified individuals in all positions.
Relatives of Sun Life Financial employees are considered on the same basis as other candidates subject to specific restrictions intended to prevent conflicts of interest, perceptions of conflict of interest, or favouritism.
A relative is defined as:
•	parent (natural or in-law);

•	spouse (legal, common-law or other domestic partner);

•	son or daughter (natural, step children or in-laws);

•	brother or sister (natural, step or in-law); or

•	other close personal relationship if it is deemed that the relationship may impede proper business practices and objective decision making.

There must not be a direct or indirect reporting relationship between relatives, regardless of the number of intervening management layers. Relatives must not be employed in any working arrangement, whether within the same department or otherwise, in which a reasonable potential for a conflict of interest exists.

Talk to your manager before you
hire or engage a family member or
their business to provide goods or
services to Sun Life Financial to
ensure there is no conflict.

Q.	I work in one of the accounting departments of Sun Life Financial. I have an accounting project that my son, who has just completed his accounting certificate, could easily complete. May I hire him under my supervision?
A.	No. Although your son may be qualified for the position, hiring him would be a conflict of interest if he will be working under your supervision or if you have any influence over the decision to employ him. Consult the Employment of Relatives Policy or contact your local Human Resources Department for more information.

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Dealing with information and assets
Keeping information confidential
All information about Sun Life Financial and its businesses is confidential and must not be disclosed to anyone outside Sun Life Financial, including family and friends, or to Sun Life Financial employees unless they need to know the information to carry out their employment.
You must not publish in external journals/publications or make presentations at industry/trade conferences unless your manager approves and, if applicable, your article or presentation has been approved for external release in accordance with your local publications review process.
You must not make personal comments or share information or opinions about Sun Life Financial or its businesses on your personal Internet home page or web log (“blog”), any Internet chat room, or other similar public forum.

You are responsible for protecting
confidential information against
theft, loss, unauthorized access,
disclosure, destruction or misuse.

Q.	Sun Life Financial recently hired an executive from another financial services company. In his role at our competitor he had access to important confidential and proprietary information that would be quite helpful. May we ask him to share this information?
A.	No. The new employee has an obligation to protect his former company’s confidential and proprietary information just as you would be expected to protect the confidential information of Sun Life Financial if you were to leave the Company.
Q.	Are there certain issues I need to be careful about discussing in trade association and industry meetings?
A.	Trade association members are also our competitors. If you are appointed to represent Sun Life Financial in a trade association or other organization, your contributions must respect the confidentiality of Sun Life Financial’s information. Consult with the person in the Law Department primarily responsible for advising your business unit or function, or Public and Corporate Affairs for more information.

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Using technology appropriately
The Internet, our intranets and e-mail are increasingly important business resources and provide unprecedented access to information. Unfortunately this technology can be used inappropriately.
Sun Life Financial’s electronic communications systems are Sun Life Financial’s property and should be used primarily for Sun Life Financial’s business purposes. Incidental appropriate personal use is permitted provided it does not interfere with your business activity or Sun Life Financial’s business applications.
To monitor personal use, certain employees are authorized to check individual activity periodically. You should not expect that any of your e-mail or Internet communications are private.

You should use the Internet,
intranets, and telephones primarily
for business purposes while you
are at work. Incidental appropriate
personal use is allowed as long
as it does not interfere with your
business responsibilities.

Q.	I occasionally receive humorous e-mails at my Sun Life Financial address. They are sent to me by people outside the Company without my consent. Some of them could be offensive and I worry I may have I breached the Code simply by reading the e-mail?
A.	No, but you should ask these people not to send you any more of these e-mails. It is not appropriate for you to receive or send jokes that are potentially offensive to others. You need to be aware that e-mail is not private and may be monitored. E-mail is stored on Sun Life Financial servers and networks. You are responsible for taking reasonable steps to ensure that the e-mails you send and receive do not violate the Internet/E-communication Access and Use Policy.
Q.	My friend gave me software that would be very helpful to me in preparing a presentation for an upcoming sales conference. Am I allowed to install it on my Sun Life Financial computer?
A.	No. It is inappropriate to download or exchange any type of software on Sun Life Financial’s equipment. Consult the Internet/E-communication Access and Use Policy for more information.

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Using technology appropriately (cont’d)
When using Sun Life Financial electronic communications systems:
•	Be careful when using e-mail and avoid careless, exaggerated or inaccurate e-mail statements that could be misunderstood or used against you or Sun Life Financial in a legal proceeding. Remember – if Sun Life Financial becomes involved in litigation or an investigation, your e-mails may have to be turned over to third parties. E-mail can be retrieved even after you have deleted it from your in-box. Before you hit “send”, reread.

•	You must have the permission of your IT department or manager to use Instant Messaging (IM) at work.

•	Accessing, downloading and distributing obscene and offensive material of any kind is prohibited.

•	Do not compromise our network security by either installing or using peer-to-peer (P2P) or other similar types of file sharing applications that allow you to download music, video clips and/or image files.

•	Do not share your computer user IDs and passwords. You will be responsible for inappropriate activity taken on accounts or equipment where confidential password access is required.

Q.	Is it okay for me to download music from the Internet to my Sun Life Financial computer.

A.	No, this is not appropriate for many reasons. Copyrightable material must not be downloaded without the consent of the material’s owner or publisher. Also, this could expose our network to viruses.
Q.	In addition to my job at Sun Life Financial I’ve been running my own web-based business. Is it okay for me to use my Sun Life Financial laptop and Internet access to check on my business from home when I’m not required to be working for Sun Life Financial?

A.	No. You must not use Sun Life Financial’s equipment and resources for your own business. The Internet/ E-communication Access and Use Policy permits only incidental personal use provided it does not interfere with your business responsibilities, and provided it complies with all rules set out in this Code and other applicable Sun Life Financial policies.

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Using and safeguarding Company assets
You must take reasonable steps to protect assets owned by or entrusted to Sun Life Financial against loss, theft, damage and misuse.
Do not remove furnishings, equipment, supplies, files or other information from Sun Life Financial’s premises without authorization. If you are authorized to work at home or off-site, and have Company assets in your custody, you are expected to keep those assets safe.
You must be careful not to:
•	breach any copyright laws or regulations when making copies of documents or software;

•	reveal Sun Life Financial confidential information; and

•	permit others to use Sun Life Financial’s assets, such as its trademarks, without appropriate consent.

You may only use Sun Life Financial’s
assets for legitimate business
purposes, and are required to use
good judgment in spending
Company funds.
Expenses
You may only ask to be reimbursed for legitimate and reasonable expenses related to Sun Life Financial business activities. You must ensure expenses are documented and approved in keeping with applicable expense reimbursement policies.
Personal communications
Do not use Sun Life Financial letterhead, envelopes, fax cover sheets, or other communication materials containing Sun Life Financial’s name, logo or trademark for your personal communications. You may not suggest in any way that you are speaking on behalf of Sun Life Financial or in your position as a Sun Life Financial employee in your personal communications.

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Maintaining books and records
Sun Life Financial is required to maintain accurate and reliable records to meet its legal and financial obligations and to manage its affairs. Sun Life Financial’s books and records should reflect accurately all business transactions. Undisclosed or unrecorded revenues, expenses, assets or liabilities are prohibited.
In particular, if you are responsible for accounting or record-keeping, you must be diligent in enforcing proper practices. You may not alter, conceal or falsify any document or record.

You must ensure that your
accounting and financial records
meet the highest standards.

Q.	The records retention procedure in my area provides that certain types of documents need to be retained only for a set number of years. How do these procedures apply if a document might be relevant to a suspected violation of law or an investigation?

A.	If a violation of law is suspected or an investigation is imminent, you must retain all documents relating to the suspected violation or investigation. For more information consult the records retention procedure adopted by your business unit or consult the person in the Law Department primarily responsible for advising your business unit or function.
Q.	I regularly clean out my e-mail inbox. Are there any rules as to what messages should be kept and which ones should be deleted?

A.	The E-mail Retention Policy provides retention information for e-mail and attachments. You can also check your local records retention procedure for more information.

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Maintaining privacy
Respecting our customers’ and employees’ privacy is critical to building strong business relationships. We accumulate a considerable amount of information about customers and employees. We have an obligation to limit the collection, access, use and disclosure of this information as outlined in the Sun Life Financial Global Privacy Commitment.
Familiarize yourself with the Global Privacy Commitment and any local privacy policies and laws so you understand your obligations whenever you come in contact with employee and customer information. You should collect, use or disclose personal information only with the knowledge and permission of the person to whom it relates unless otherwise permitted by local laws. In certain jurisdictions, our customers have the right to ask if we hold any personal information about them and, if so, to review it. They may also have the right to know how we collected the information, how we use it, and to whom we have disclosed it.
You must respect and maintain the confidentiality of our employees’ personal information such as salaries, performance reviews or disabilities. You must not share this information with anyone unless it is directly related to performing your job.

Personal information may only be used for the purposes for which it was originally collected, unless otherwise permitted by local laws or we are authorized to use it for another purpose. In addition, access to personal information within Sun Life Financial generally is restricted to those employees who have a legitimate business reason to access it. Sun Life Financial may communicate personal information to its agents and service providers as permitted by local law.

You must protect personal
information about Sun Life Financial
customers and employees.

Q.	You are a call centre employee and receive a call from someone asking whether their former spouse (our client) has removed him or her as the beneficiary of their former spouse’s policy. Should you answer his or her questions?
A.	No. All policyholder, customer and employee information is to be kept confidential. Our client is the policyholder not the beneficiary, and it is only the policyholder who can grant permission to share his or her confidential information.

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Dealing with other people and organizations

Acting fairly and professionally
Our reputation is built on our daily interaction with our customers, our shareholders and the public. You can build the value of Sun Life Financial by meeting the highest standards of professional conduct.

Act fairly and professionally
when dealing with our customers,
suppliers and competitors.
Competing fairly
Sun Life Financial is committed to conducting its business in compliance with all competition laws, which are also sometimes referred to as antitrust laws.
Antitrust or competition laws prohibit a wide range of illegal activities, including sharing information and entering into agreements with customers or competitors in a way that limits competition. You must refrain from discussing with outsiders strategic information on topics such as:
•	pricing;

•	product and service development; or

•	customer lists.
You may compare our products and services with those of our competitors, but do it fairly. Sun Life Financial does not tolerate unfair business tactics such as bribery and espionage.

Q.	What are acceptable methods to obtain information about our competitors?

A.	Information obtained about competitors must be publicly available information such as annual reports, expert analyses, press releases, the Internet, trade journals, and so on.
Q.	At a recent meeting of industry professionals an attendee representing another company asked me if there would be any interest on the part of Sun Life Financial in entering into a secret agreement not to compete against each other in certain markets. He explained this would put a lot of pressure on a mutual competitor of ours. I told him it didn’t sound ethical to me and avoided conversations with him for the rest of the event. Do I need to report this to someone?

A.	Yes. The proposal was in violation of competition law and you must report it to the person in the Law Department primarily responsible for advising your business unit or function.

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Communicating with others
General
Sun Life Financial aims to achieve complete, accurate, fair, understandable and timely communications with all of its shareholders, policyholders, investors, analysts, and the public. Provided you are authorized to respond, a prompt, courteous and accurate response should be made to all proper requests for information.
You should not speak for Sun Life Financial unless you have been expressly authorized to do so.
Continuous disclosure
As a company listed on various worldwide stock exchanges, Sun Life Financial Inc. is required to make public material information, including financial statements, when that disclosure is warranted or required, and to ensure that it does not engage in inappropriate selective disclosure. Sun Life Financial has policies in place to help ensure that material information is distributed in a consistent way, and that it is available to all - fairly, openly and on a timely basis. Refer to the Disclosure Policy for more information.
If someone asks you for information about Sun Life Financial that is not generally available to the public, you must direct that inquiry to Public and Corporate Affairs or an authorized local representative.
Media communications
In addition to everyday communications with outside persons and organizations, Sun Life Financial will, on occasion, be asked to express its views to the media.
As a general rule, senior management, Investor Relations, Public and Corporate Affairs and local communications departments will work together to respond to questions about Sun Life Financial’s positions on public policy or industry issues. You should immediately contact the media relations representative in your area if the media approaches you.
Publications and presentations
External communications such as advertising, articles for publication, presentations and remarks being made on behalf of Sun Life Financial may require review prior to release. Consult the Media Guidelines and your local publications review processes for more information.
Refer media questions to the
media relations representative
in your area. Consult the Disclosure
Policy and Media Guidelines for
more information.

Q.	What should I do if I get a call from the media asking me for information about a proposed acquisition that Sun Life Financial announced through a press release? Is it okay for me to comment since the news is public?
A.	No. You should refer the call to the media relations representative in your area. Even though Sun Life Financial has made a public announcement about a development or transaction, you should not comment If you have any other questions refer to the Disclosure Policy and Media Guidelines.

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Regulatory and other investigations
As a publicly traded company and a financial institution, Sun Life Financial is regulated by various agencies.
Sun Life Financial co-operates with lawful investigations by regulators, law enforcement agencies and internal investigators. Requests that are outside the normal course of day-to-day business such as special audits, a request to complete a questionnaire or an inquiry related to an industry-wide investigation, as well as any regulatory or government complaint, fine or disciplinary action, must be reported to the compliance officer and senior management in your Business Group. Refer to the Disclosure Policy for more information.
You must provide accurate and factual information to regulators and other investigators. Do not tamper with documents, make misleading statements or ask anyone else to do so. If you suspect information is not being provided as required, then you must report your concerns to your local compliance officer or the person in the Law Department primarily responsible for advising your business unit or function.
Audits
You must not attempt to improperly influence any auditor (internal or external) during his or her review of any financial statements, internal controls or other matters under review.
When you are being audited, you must not:
•	directly or indirectly provide misleading information to the auditor;

•	withhold any relevant information;

•	bribe the auditor in any way; or

•	provide an inaccurate legal analysis or business rationale.

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Contravention of the Code
Violations of the Code will be taken seriously and could result in disciplinary action, which may include termination of employment. In addition, any breach of the Code that violates the law may result in civil or criminal proceedings.
What to do if you have contravened the Code
If you believe you may have contravened the Code, you are required to advise your local Human Resources Department, your manager, your local compliance officer, or the Chief Compliance Officer.
What to do if you know or suspect that someone else has contravened the Code
Sun Life Financial has procedures to help you report:
•	any breach or suspected breach of the Code, supplemental code of business conduct or any Sun Life Financial policy;

•	concerns regarding any questionable accounting or auditing matter;

•	situations in which you feel you are being pressured to violate the law or your ethical responsibilities; or

•	any other breaches of business ethics or legal or regulatory requirements.

If you suspect a breach has taken place, you must report it and be willing to co-operate with any investigation; otherwise you may face disciplinary action. Do not attempt to deal with the situation yourself. Your identity in any follow-up discussions or enquiries will be kept in confidence to the extent appropriate or permitted by law.
Unless you wish to make a report anonymously, you should contact a Human Resources Director, your manager, the Senior Compliance Officer in your Business Group, or the Chief Compliance Officer.
If you would like to report any of these circumstances anonymously, or if you feel that someone has not responded appropriately to your report, use the Employee Ethics Hotline. The Employee Ethics Hotline is accessible either by telephone or via the Internet. The Employee Ethics Hotline is provided by an outside service provider, and is available to all employees, seven days a week, 24 hours a day.
A mischievous or malicious allegation of a breach of the Code will, itself, constitute a breach of the Code. Any reprisal, retaliation or disciplinary action against an employee for reporting, in good faith, an alleged breach of the Code is prohibited.

Q.	Can my employment really be terminated for violating the Code?

A.	Yes. Your employment may be terminated regardless of your position. Disciplinary action, up to and including termination of employment, may occur for any deviation from this Code or from any of Sun Life Financial’s other policies.

Q.	What happens when I use the Employee Ethics Hotline?

A.	If you use the Employee Ethics Hotline:
•	Specially trained employees from an external service provider will create a report based on your call or website submission and create a confidential report. You do not need to give your name if you’d rather be anonymous.
•	You will be asked to identify what country you’re reporting from so the report can be forwarded to your local compliance officer for investigation. (There’s no direct contact between you and the compliance officer as the Employee Ethics Hotline acts as an intermediary.)

•	A senior compliance officer will complete a follow-up report. You will be provided with a report number by the service provider so that you can call or check back online for a status update or to add more details to your report at a later date.
Note: for technical reasons Sun Life Financial employees in the United Kingdom who wish to remain anonymous should use the Employee Ethics Hotline telephone service.

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Questions / Policies
If you are uncertain about any situation, it is important that you ask for guidance. You may:
•	talk to your manager;

•	contact anybody identified in the Contact Lists; or

•	send an e-mail to SLF_Code_of_Business_Conduct@sunlife.com.

For detailed information on specific Sun Life Financial policies, access the following links or talk to any of the contacts listed below. Links to additional policies are available on The Source.
If you do not have access to The Source you may talk to your manager or any of the contacts listed below.

Issue	Page	Relevant Policy/Contacts

Anti-money laundering/Anti-terrorist financing	8	Global Anti-Money Laundering Policy and Global Suppression of Terrorism Policy, local anti-money laundering policies and your local Money Laundering Reporting Officer

Books and records	21	Sun Life Financial Fraud Reporting and Investigation Policy and local retention of records policies

Communications	24	Media Guidelines and Disclosure Policy

Company assets	20	Information Security Policy

Competing fairly	23	Market Conduct Policy

Complying with the law	6	The person in the Law Department primarily responsible for advising your business unit or function and the Sun Life Financial Legislative Compliance Management Policy

Confidential information	17	Information Security Policy and Disclosure Policy

Contravention of the Code	26	Local Compliance Officer, Chief Compliance Officer, Employee Ethics Hotline, SLF_Code_of_Business Conduct@sunlife.com

Board of Directorships	14	The person in the Law Department primarily responsible for advising your business unit or function

Disclosure	24/25	Disclosure Policy, Sun Life Financial Insider Trading Policy, and the Internet/ E-communication Access and Use Policy

Expenses	20/21	Employee Reimbursement Policy, the North American Travel and Conference Policy or your local travel policy

Fairness in the workplace	9	Local human resources policies

Fraud	7	Sun Life Financial Fraud Reporting and Investigation Policy and your local Fraud Reporting Officer

2006 - CODE OF BUSINESS CONDUCT	28

Issue	Page	Relevant Policy/Contacts

Gifts	12	Local human resources policies

Media communications	24	Media Guidelines and Disclosure Policy

Outside activities or employment	13	A Human Resources Director or the person in the Law Department primarily responsible for advising your business unit or function

Personal Relationships	16	Employment of Relatives Policy and local human resources policies

Privacy	22	The Global Privacy Commitment, local privacy policies, Disclosure Policy, Internet/E-communication Access and Use Policy and Information Security Policy or your local Privacy Officer

Regulatory investigations	25	Local compliance officer or the person in the Law Department primarily responsible for advising your business unit or function

Securities trading	11	Sun Life Financial Insider Trading Policy and contact the person in the Law Department primarily responsible for advising your business unit or function

Technology	18/19	Information Security Policy and the Internet/E-communication Access and Use Policy

There may also be local policies and standards that correspond to the above enterprise-wide policies. Please check your local intranet or ask your manager.

29	2006 - CODE OF BUSINESS CONDUCT